Exhibit 4.2(a)

FIRST AMENDMENT

TO

RIGHTS AGREEMENT

This First Amendment to Rights Agreement dated as of February 5, 2025 (the “Amendment”) amends that certain Rights Agreement dated as of May 1, 2024 (the “Rights Agreement”), between Mullen Automotive Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).

WHEREAS, the Company wishes to make a technical change in the governing law clause of the Rights Agreement;

WHEREAS, Section 27 of the Rights Agreement permits the Company, from time to time and in its sole and absolute discretion, to amend any provision of the Rights Agreement in any respect without the approval of any registered holders of the Rights, including, without limitation, in order to otherwise change, amend, or supplement any provisions thereunder in any manner that the Company may deem necessary or desirable, and that any supplement or amendment that does not amend Section 18, Section 19, Section 20, or Section 21 thereof in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent; and

WHEREAS, this Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

NOW THEREFORE, in consideration of the premises set forth above, the parties hereby agree as follows:

1. Section 32 of the Rights Agreement shall be amended and restated as follows:

“Section 32. Governing Law. This Agreement, each Right and each Rights Certificate issued hereunder, and all claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement, each Right, each Rights Certificate issued hereunder, or the negotiation, execution, performance or subject matter of this Agreement, shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.”

2. Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Rights Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date of this Amendment, unless the context otherwise requires, the Rights Agreement as amended by this Amendment.

3. This Amendment shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

4. Capitalized terms used but not otherwise defined herein shall have the meaning as set forth in the Rights Agreement (as amended hereby).

5. This Amendment may be executed in one or more counterparts, and signature pages may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective upon its execution by the parties hereto.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

MULLEN AUTOMOTIVE INC.

By	/s/ David Michery
	Name:	David Michery
	Title:	President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY as Rights Agent

By	/s/ Henry Farrell
	Name:	Henry Farrell
	Title:	Vice President

[Signature Page to First Amendment to Rights Agreement]

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